[LETTER HEAD 012 Smile.Communications Ltd.]



                                                     September 10, 2008

VIA EDGAR
---------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549


                      Re:  012 Smile.Communications Ltd.
                           Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 30, 2008
                           File No. 1-33773
                           ----------------


Dear Mr. Spirgel:

         We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Ms. Stella Handler, Chief Executive Officer of 012 Smile.Communications Ltd. (the "Company"), dated July 15, 2008 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Please be advised that in connection with the accompanying response letter dated September 10, 2008 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,

                                            012 Smile.Communications Ltd.

                                            /s/Doron Ilan
                                            -------------
                                            Doron Ilan
                                            Chief Financial Officer